SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Zoetis Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

98978V103

(CUSIP Number)

Halit Coussin

Steve Milankov

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

(212) 813-3700

With a copy to:

Alan Sinsheimer

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98978V103

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 41,823,145
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 41,823,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,823,145
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	This calculation is based on 501,324,843 shares of Common Stock, par value $0.01 per share (“Common Stock”), outstanding as of November 7, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2014.

CUSIP No. 98978V103

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 41,823,145
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 41,823,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,823,145
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This calculation is based on 501,324,843 shares of Common Stock outstanding as of November 7, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2014.

CUSIP No. 98978V103

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 41,823,145
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 41,823,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,823,145
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 501,324,843 shares of Common Stock outstanding as of November 7, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2014.

This amendment No. 2 to Schedule 13D relates to the Schedule 13D filed on November 12, 2014, as amended prior to the date of this amendment (as so amended, the “Original Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), and (iii) William A. Ackman, a citizen of the United States of America (together with Pershing Square and PS Management, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Zoetis Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined in this amendment shall have the meanings set forth in the Original Schedule 13D.

Item 1. Security and Issuer

The first sentence of the second paragraph of Item 1 of the Original Schedule 13D is hereby amended and restated to read in full as follows:

“The Reporting Persons (as defined below) beneficially own 41,823,145 shares of Common Stock (the “Subject Shares”).”

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

On January 2, 2015, PS II purchased 191,296 shares of Common Stock for an aggregate purchase price of $7,147,695 pursuant to forward purchase contracts described in the Original Schedule 13D and 62,203 shares of Common Stock for an aggregate purchase price of $2,334,666 pursuant to delayed settlement puts described in the Original Schedule 13D. Also on January 2, 2015, the Pershing Square Funds purchased and sold Subject Shares among themselves or with the market in ordinary course rebalancing transactions as further described in Exhibit 99.9 filed herewith. All of these rebalancing transactions were effected on the same day and none resulted in a change in the aggregate number of Subject Shares beneficially owned by the Reporting Persons. The Pershing Square Funds that purchased Subject Shares on January 2, 2015 funded those purchases out of their respective capital.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

Information about the February 3 Letter Agreement referred to in Item 6 is set forth in Item 6, and that information is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5(c) of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit 99.9 filed herewith, which is incorporated herein by reference, describes all of the transactions in shares of or derivatives relating to Common Stock that were effected by the Reporting Persons since the last amendment to this Schedule 13D was filed. Those transactions were effected for the accounts of the Pershing Square Funds, as further specified in Exhibit 99.9.

Item 6. Purpose of Transaction

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

On February 3, 2015, the Issuer entered into a letter agreement with Pershing Square, on behalf of the Pershing Square Funds, and SHCM, on behalf of certain funds it advises (the “February 3 Letter Agreement”). Among other things, that agreement provides for:

•	the appointment of William Doyle (a member of Pershing Square’s Investment Team) to the Issuer’s board of directors and Corporate Governance Committee,

•	a jointly conducted search process to identify and appoint to the Issuer’s board of directors and Compensation Committee, as promptly as reasonably practicable, an additional director mutually agreeable to Pershing Square and the Issuer, and

•	certain customary standstill restrictions.

The foregoing summary of the February 3 Letter Agreement is qualified in its entirety by reference to the actual language of that agreement, a copy of which is filed herewith as Exhibit 99.8 and is incorporated herein by reference.

Pershing Square and SHCM have determined no longer to consult with each other with respect to their investments in the Company; accordingly, the Reporting Persons no longer believe they may be deemed to have beneficial ownership (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) of the SHCM shares.

As a result of the settlement of the forward purchase contracts and delayed settlement puts as described in Item 3, the Pershing Square Funds are no longer parties to forward purchase contracts or delayed settlement puts.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibits:

Exhibit 99.8	February 3 Letter Agreement.

Exhibit 99.9	Trading data.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2015

PERSHING SQUARE CAPITAL MANAGEMENT, L.P. By: PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman

William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By	/s/ William A. Ackman

William A. Ackman
Managing Member

/s/ William A. Ackman

William A. Ackman

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of November 11, 2014, among Pershing Square, PS Management and William A. Ackman.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	Letter Agreement, dated October 1, 2014, among Pershing Square on behalf of the Pershing Square Funds and SHCM.*

Exhibit 99.4	Form of Confirmation for Forward Purchase Contracts.*

Exhibit 99.5	Form of Confirmation for Delayed Settlement Puts.*

Exhibit 99.6	Form of Confirmation for Cash-Settled Swap Agreements.*

Exhibit 99.7	Trading data.*

Exhibit 99.8	February 3 Letter Agreement.

Exhibit 99.9	Trading data.

*	Previously Filed